                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 2)*

                          Nicollet Process Engineering, Inc.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      654085109
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                                    (CUSIP Number)

                              Bruce C. Lueck, President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
--------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)
                                      See Item 5
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  654085109
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     (1)  Name of Reporting Person and I.R.S. Identification No.:

          Okabena Partnership K, a Minnesota general partnership     41-1642281
-------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
-------------------------------------------------------------------------------
     (3)  SEC Use Only

-------------------------------------------------------------------------------
     (4)  Source of Funds

          WC
-------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                            [   ]

          N/A
-------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization

          Minnesota
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Number of      (7)  Sole Voting Power             131,200 shares
Shares Bene-   ----------------------------------------------------------------
 ficially      (8)  Shared Voting Power               -0-
Owned by       ----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power            -0-
 ing Person    ----------------------------------------------------------------
 With:         (10) Shared Dispositive Power      131,200 shares
-------------------------------------------------------------------------------
     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

           131,200 shares
-------------------------------------------------------------------------------
     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           [    ]              N/A
-------------------------------------------------------------------------------
     (13)  Percent of Class Represented by Amount in Row (11)
                               3.9%
-------------------------------------------------------------------------------
     (14)  Type of Reporting Person

           PN


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CUSIP No.  654085109
-------------------------------------------------------------------------------

     (1)  Name of Reporting Person and I.R.S. Identification No.:

          Kohler Capital Management, Inc., a Minnesota corporation   41-1889625
--------------------------------------------------------------------------------

     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       [   ]
                                                  (b)       [ X ]
--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds

          N/A
--------------------------------------------------------------------------------

     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                      [     ]

          N/A
--------------------------------------------------------------------------------

     (6)  Citizenship or Place of Organization

          Minnesota
--------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power                -0-
Shares Bene-   -----------------------------------------------------------------
 ficially      (8)  Shared Voting Power              -0-
Owned by       -----------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power           -0-
 ing Person    -----------------------------------------------------------------
 With:         (10) Shared Dispositive Power      131,200 shares
--------------------------------------------------------------------------------
     (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

           131,200 shares
--------------------------------------------------------------------------------
     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           [   ]             N/A
--------------------------------------------------------------------------------
     (13)  Percent of Class Represented by Amount in Row (11)
                          3.9%
--------------------------------------------------------------------------------
     (14)  Type of Reporting Person

           CO


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ITEM 1.    SECURITY AND ISSUER

           This Amendment No. 2 (the "Amendment") is filed with respect to the common stock of Nicollet Process Engineering, Inc. (the "Issuer") and, as set forth below, amends the original Schedule 13D filed by Okabena Partnership K ("Partnership K") on December 26, 1996 and Amendment No. 1 thereto filed by Partnership K and Kohler Capital Management, Inc. on November 17, 1997.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). In a filing with the Securities and Exchange Commission, the Issuer indicates that as of July 10, 1997, it had 3,368,527 shares outstanding.

           (c) Sales by Partnership K of the Issuer's common stock between 12/9 and 12/18/97 (see table below) constituted a disposition of beneficial ownership of securities in an amount of less than 1% (.4%), but had the effect of reducing the Reporting Person's beneficial ownership to an amount less than 5% of the Issuer's common stock outstanding. A subsequent sale on 12/24/97, after it was no longer a 5% beneficial owner, reduced beneficial ownership to 131,200 or 3.9% of the Issuer's common stock outstanding.

         Date of Sale                    Shares         Price Per Share
         ------------                    ------         ---------------
           12-09-97                      11,500               $1.17
           12-11-97                      10,000                1.03
           12-18-97                      20,000                 .8125
           12-24-97                       8,500                 .67


          (d) and (e) Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A: A copy of the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


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                                      SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 6, 1998                   OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By: /s/ Bruce C. Lueck
                                            ------------------------------------
                                            Bruce C. Lueck,  President



Date: January 6, 1998                   KOHLER CAPITAL MANAGEMENT, INC.

                                        By: /s/ Gary S. Kohler
                                            ------------------------------------
                                            Gary S. Kohler,  President


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                                      EXHIBIT A

                               JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that this Amendment to Schedule 13D shall be filed jointly on behalf of each of the undersigned and that this Agreement may be included as an Exhibit to such joint filing.


Date: January 6, 1998                   OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By: /s/ Bruce C. Lueck
                                            ------------------------------------
                                            Bruce C. Lueck,  President


Date: January 6, 1998                   KOHLER CAPITAL MANAGEMENT, INC.

                                        By: /s/ Gary S. Kohler
                                            ------------------------------------
                                            Gary S. Kohler,  President


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